AssureTec Holdings, Inc.
                               200 Perimeter Road
                              Manchester, NH 03103
                      Ph (603) 641-8443 Fax (603) 641-9535
                           Bruce.Reeves@Assuretec.com

BY EDGAR AND BY FAX 202.942.9544

February 18, 2005

Mr. Patrick Gilmore, CPA
United States
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, DC 20549-0406

Re:      AssureTec Holdings, Inc.
         Form 8-K filed February 2, 2005
         File No. 000-50506

Mr. Gilmore:

     AssureTec Holdings, Inc. (the "Company") has filed its Form 8-K/A, amending and restating the Company's Form 8-K filed on February 2, 2004 (the "Amended Form 8-K"). Please find three copies of the Company's Amended Form 8-K enclosed with this letter.

     We are also enclosing three blacklined versions of the Amended Form 8-K showing the changes made since the Form 8-K was originally filed with the Securities and Exchange Commission on February 2, 2005. These blacklined versions also show the changes made in response to comments included in your letter dated February 14, 2005 to the undersigned at the Company. For your convenience, your comments are presented below in bold and the Company's response follows each particular comment.


1. Amend the report to include disclosure to state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, whether there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

     RESPONSE: The Company has amended Item 4.01(a) of the Form 8-K filed on February 2, 2005. During the Company's two most recent fiscal years and any subsequent interim period through the date of resignation, the Company and the former accountant did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved, would have caused the former accountant to make reference to the subject matter of the disagreement in connection with its reports.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

     RESPONSE: We have obtained from Stephen A. Diamond, CA a letter stating that they are in agreement with the statements made in our Form 8-K/A, which is attached to the Form 8-K/A as Exhibit 16.

     The Company acknowledges: (i) that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with the respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We believe that this letter covers the matters addressed in your comment letter dated February 14, 2005. If you wish additional clarification or information, please contact the undersigned at (603) 641-8443.


Respectfully,

/s/ R. Bruce Reeves
R. Bruce Reeves
Chairman & CEO


Enclosures

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM 8-K/A


                                 CURRENT REPORT


                       Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934

                       Date of Report: - January 27, 2005

                            Assuretec Holdings, Inc.
                            ------------------------
               (Exact name of registrant as specified in charter)


    Delaware                          000-50506                   20-0007441
    --------                          ---------                   ----------
  Jurisdiction of                   Commission File            I. R. S. Employer
  Incorporation                     Number                     Identification
                                                               Number

                    200 Perimeter Road, Manchester, NH 03103
                   ------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (603) 641-8443

                                 Not Applicable
                -------------------------------------------------
          (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

                                Explanatory Note


AssureTec Holdings, Inc. is filing this Form 8-K/A to restate the information disclosed in the second paragraph under Item 4.01(a). The Form 8-K filed on February 2, 2005 is therefore amended and restated in its entirety to read as follows:


Item 4.01 Changes in Registrant's Certifying Accountant

(a) On November 18, 2004 the Registrant's auditor Stephen A. Diamond, Chartered Accountant, 1200 Sheppard Ave. East, Suite 203, North York, Ontario, Canada M2K 2S5 resigned as the Registrant's independent registered public accountant. The Company has learned that Mr. Diamond is not registered with the Public Company Accounting Oversight Board (PCOAB) to issue audit reports for public companies. Stephen A. Diamond, Chartered Accountant, had previously provided the audit report for the Company's prior two fiscal years. Other than citing the inability of the Company to continue as a going concern, Mr. Diamond's report on the financial statements for the fiscal years ended June 30, 2003 and 2002 did not contain an adverse opinion or a disclaimer of opinion, nor were they otherwise qualified or modified as to uncertainty, audit scope or accounting principles.


     During the Registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, no disagreements occurred between the Registrant and former accountant, Stephen A. Diamond, Chartered Accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountant's satisfaction would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.


     A letter from Stephen A. Diamond, Chartered Accountant, the former accountant, addressed to the Securities and Exchange Commission stating whether they agree with the Registrant's response to this Item is filed as an Exhibit hereto.

(b) The Company has retained Marcum & Kliegman, LLP of 655 Third Avenue, 16th Floor, New York, NY 10017 as the Company's independent auditors to audit the Company's fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002, respectively. The engagement of Marcum & Kliegman, LLP is effective January 27, 2005. The decision to retain Marcum & Kliegman, LLP was approved by the Board of Directors of the Registrant. Prior to the Company's engaging Marcum & Kliegman as the Company's independent accountant, the Registrant did not consult with or obtain oral or written advice from Marcum & Kliegman, LLP regarding any of the matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.


Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

     16. Letter from Stephen A. Diamond in accordance with Item 304(a)(3) of Regulation S-B.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Assuretec Holdings, Inc.



                              /s/ Kevin T. McGuire
                              --------------------------------------------------
                                  Treasurer and Chief Financial Officer



Dated: February 18, 2005

                                                                      Exhibit 16

                          Stephen A. Diamond letterhead





February 17, 2005


Securities and Exchange Commission
Washington, D. C. 20549


Ladies and Gentlemen:


We have read the statement made by Assuretec Holdings, Inc., pursuant to Item
4.01 of Form 8-K/A and pursuant to item 304 of Regulation S-B, amending the Company's Form 8-K report dated January 27, 2005. We agree with the statement insofar as they relate to Stephen A. Diamond, CA.


Very truly yours,


/s/ Stephen A. Diamond
----------------------
Stephen A. Diamond
Ontario, Canada